C21 Investments Announces Unaudited Year End Results

and Provides MCTO Status Update

US $0.09 GAAP Earnings Per Share Highlights Continued Strong Profitability

VANCOUVER, June 9, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced unaudited results for its fiscal year ended January 31, 2022. The Company's unaudited financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Note that all current and prior period financial results are presented with the Company's Oregon activities having been classified as discontinued, with the exception of Net Income. All currency is reported in U.S. dollars.

Fiscal Year Financial Highlights (February 1, 2021 to January 31, 2022):

  Revenue of $33.0 million, down 1% year-over-year
  Earnings Per Share of $0.09 - up from a ($0.07) loss per share in the prior year
  Gross Profit of $18.8 million; Gross Margin of 57% - up 310 basis points from last year
  Adjusted EBITDA1 of $12.4 million - up 6% year-over-year with 38% EBITDA Margin
  Income from Operations of $9.8 million - a 6% increase over the prior year
  Cash Flow from Operations of $8.2 million, after $3.1 million Income Tax paid
  Total Liabilities reduced by $16.8 million from the previous year

Q4 Financial Highlights (November 1, 2021 to January 31, 2022):

  Revenue of $7.7 million
  Gross Margin of 52%
  Adjusted EBITDA1 of $2.3 million
  Income from Operations of $1.8 million
  Eleventh consecutive quarter of positive Free Cash Flow
  Discontinued and divested of Oregon operations

Financial and Operational Commentary:

C21's revenue of $33 million was essentially flat year-over-year, notwithstanding the softness in industry sales in the second half of the year. Q4 revenue of $7.7 million was down 3.6% sequentially. As a comparative reference, according to BDSA data, cannabis retail sales for the state of Nevada declined 16.2% over the same period2. Consistent with C21's long term strategy and in light of market conditions, the decision was made to discontinue and divest all remaining Oregon operations. This allowed the Company to shift its focus on scaling its profitable Nevada operations by expanding and enhancing its cultivation footprint. This expansion has led to yield increases and a doubling of flower output. In Q4, with the first harvests from the expanded facility, the Company has increased inventory levels in support of both its retail business and the ramping up of wholesale activities.

1 See non-GAAP Measures below for "Adjusted EBITDA" and "Adjusted Net Income"

2 BDSA data - Nevada cannabis sales: https://www.newcannabisventures.com/cannabis-sales-sluggish-to-start-2022-according-to-bdsa-data/

"C21 delivered record year-end results across all profitability metrics and reported $0.09 in Earnings Per Share for the year. Despite continued industry headwinds, a consistent focus on bottom-line results generated an eleventh straight quarter of positive free cash flow in Q4. Our strong operational performance, coupled with the elimination of the drag on earnings from the Oregon operations, allowed us to double cultivation capacity in Nevada while further fortifying our Balance Sheet," stated Sonny Newman, President and CEO of C21. "Despite cannabis retail sales in the State of Nevada being down 16.2% in Q4, C21's 4th quarter sales were down 3.6%. This is a testament to our loyal customer base, strong brands and quality retail operations, which delivered record profitability for the year in the face of very challenging markets."

Gross Profit for the year was $18.8 million, with a record Gross Margin of 57.0%, up 310 basis points from the previous year. This increase was driven by efficiency gains and scale improvements. The Company delivered a record $12.4 million of Adjusted EBITDA1 for the year - a 37.7% EBITDA Margin. Full year SG&A expenses were relatively flat at 20.7% of revenue.

For the year, the Company reported Net Income of $11.0 million, or $0.09 Earnings per Share, up from a ($0.07) loss per share last year. Net Income included a loss from discontinued operations and changes in fair value of derivative liabilities. Excluding these items, Adjusted Net Income1 was $5.0 million for the fiscal year or $0.04 per share.

Cash Flow from Operations was $8.2 million for the year - including the eleventh consecutive quarter of positive Cash Flow from Operations in Q4. This includes $3.1 million in Income Tax paid for the year.

Cash at end of the fourth quarter was $3.1 million, down $0.2 million from Q3. The Company's Senior Secured Note was reduced by $1.5 million in Q4. As a result, Total Liabilities for Q4 decreased by $1.6 million from the prior quarter and $16.8 million from the previous fiscal year.

Subsequent to year end, the Company has paid down its Senior Secured Note by an additional $2.5 million, with $5.6 million outstanding as of June 1, 2022.

MCTO Status Update

As previously announced on May 30, 2022 (the "Announcement"), the Company applied for a management cease trade order ("MCTO") from the British Columbia Securities Commission (the "BCSC") due to an expected delay in filing of the audited consolidated financial statement for the year ended January 31, 2022, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Filings") beyond the deadline of May 31, 2022 prescribed by Canadian securities laws. The MCTO was granted by the BCSC on June 1, 2022. The MCTO prohibits the Company's management from trading in the securities of the Company until such time as the Filings are filed. The MCTO does not affect the ability of any other shareholders of the Company to trade securities of the Company.

C21 and its auditors continue to work diligently toward completing the Filings as soon as possible. The ongoing auditor review is primarily addressing non-operational derivative accounting and certain other non-cash items as it pertains to GAAP conversion for restatement of previous periods, which could result in a change to Net Income and Earnings Per Share. Upon completion of the auditor's internal review process, the Filings will be filed on SEDAR (www.sedar.com).

1 See non-GAAP Measures below for "Adjusted EBITDA" and "Adjusted Net Income"

The Company confirms that since the date of the Announcement: (i) there has been no material change to the information set out in the Announcement that has not been generally disclosed; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the "alternative information guidelines" under National Policy 12-203 - Management Cease Trade Orders ("NP 12-203") and issue bi-weekly default status reports for so long as the delay in filing the Filings is continuing, each of which will be issued in the form of a news release; (iii) there has not been any other specified default by the Company under NP 12-203; (iv) the Company is not subject to any insolvency proceedings; and (v) there is no material information concerning the affairs of the Company that has not been generally disclosed.

Non-GAAP Measures:

"Adjusted EBITDA" and "Adjusted Net Income" are supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" and "Adjusted Net Income" because management believes these are useful measures for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. The Company defines Adjusted Net Income as Net Income excluding changes in fair value of derivative liabilities and the loss from discontinued operations. "Adjusted EBITDA" and "Adjusted Net Income" are not measures of performance calculated in accordance with GAAP, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with GAAP. "Adjusted EBITDA," as calculated and reconciled in the table below, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.

Balance Sheet Summary (Unaudited):

	Fiscal Year End
(US$)	January 31, 2022	January 31, 2021
Assets
Cash	3,067,983	6,237,182
Inventory	4,054,473	2,692,647
Other current	3,202,301	5,590,461
Current Assets	10,324,757	11,316,709
Fixed Assets / Goodwill / Intangibles	52,158,045	55,953,198
Total Assets	62,482,802	67,269,907

Liabilities
Accounts payable	2,508,869	2,680,996
Promissory note - current portion	6,080,000	6,080,000
Income taxes payable	3,427,637	3,378,299
Other notes, current lease etc.	2,517,772	3,326,257
Current Liabilities	14,534,278	15,465,552
Lease liabilities	8,953,425	9,279,123
Promissory note	2,026,667	8,106,667
Derivative liability and other	1,161,640	10,618,657
Total Liabilities	26,676,010	43,469,999

Shareholders' Equity	35,806,792	23,799,908
Total Liabilities and Shareholders' Equity	62,482,802	67,269,907

Income Statement Summary (Unaudited):

	Fiscal Year End
(US$)	January 31, 2022	January 31, 2021
Revenue	$32,982,976	$33,466,063
Cost of Sales	14,172,991	15,418,717
Gross Profit	18,809,985	18,047,346
Gross Margin%	57.0%	53.9%
Total Expenses	9,055,174	8,807,399
SG&A% of Revenue	20.7%	19.3%
Income (Loss) from Operations	9,754,811	9,239,947
Net Income (Loss)	10,955,424	(7,121,695)
GAAP Earnings Per Share	0.09	(0.07)
Adjusted EBITDA[1]	12,443,163	11,788,128
EBITDA Margin%	37.7%	35.2%

Adjusted EBITDA:

	Three months ended January 31		Fiscal Year ended January 31
	Q4 2022	Q4 2021	FYE 2022	FYE 2021

Net Income (Loss)	$(1,040,578)	$(6,597,114)	$10,955,424	$(6,607,121)

Interest expenses, net	206,115	2,621,662	1,108,609	4,312,954
Provision for Income Taxes	1,099,396	688,886	3,713,872	2,366,046
Depreciation and Amortization	319,445	318,863	1,280,446	1,321,686
Depreciation and Interest in COGS	203,093	194,655	812,368	732,060

EBITDA	$787,471	$(2,773,048)	$17,870,719	$2,125,625

Change in fair value of derivative liabilities	(315,942)	5,996,641	(8,092,899)	5,731,839
Share based compensation	44,902	97,327	366,469	494,435
Loss from discontinued operations	1,764,542	86,032	2,092,609	3,484,316
One-time special project costs	-	-	229,069	-
Other gain/loss	36,933	(2,405)	(22,803)	(48,087)
Adjusted EBITDA	$2,317,905	$3,404,547	$12,443,163	$11,788,128

Unaudited Information

All financial and operating information contained in this press release for the fourth quarter and year ended January 31, 2022 are based on unaudited results and have not been reported on by the Company's auditor. These unaudited results are subject to change upon completion of the audited financial statements for the year ended January 31, 2022, and changes could be material.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations info@cxxi.ca +1 833 289-2994	Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include, but are not limited to, the Company's continued ability to satisfy the information guidelines set out in NP 12-203, as well as the duration of the MCTO.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including, without limitation, information based on the current state of the Filings; the Company's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow Sundial to file the Filings; that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available; and the ability of the Company's management to execute its business strategy, objectives and plans. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from any delay in filing the Filings; the Company's ability to satisfy the requirements of NP 12-203; the revocation of the MCTO and replacement with a cease trade order; general business, economic, competitive, political and social uncertainties; the impact of the COVID-19 pandemic on the Company's operations and other factors, many of which are beyond the control of the Company

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.